UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68910

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Boreal Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Ave. - Suite 2900
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M Feldman	212-392-4838	rfeldman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 W. Cypress St. - Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Confidential Pursuant to SEC Rule 17a-5(e)(3)

OATH OR AFFIRMATION

I, Joaquin Frances, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boreal Capital Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROGER BOSCH JR.
Notary Public-State of Florida
Commission # GG 964117
My Commission Expires
March 01, 2024

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BOREAL CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

Financial Statements

Year Ended December 31, 2023

Confidential Treatment Requested

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

Year Ended December 31, 2023

CONTENTS:

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Boreal Capital Securities, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Boreal Capital Securities, LLC** as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Boreal Capital Securities, LLC** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Boreal Capital Securities, LLC's** management. Our responsibility is to express an opinion on **Boreal Capital Securities, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Boreal Capital Securities, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information related to Possession or Control Requirements has been subjected to audit procedures performed in conjunction with the audit of **Boreal Capital Securities, LLC's** financial statements. The supplementary information is the responsibility of **Boreal Capital Securities, LLC's** management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information related to Possession or Control Requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Boreal Capital Securities, LLC's** auditor since 2022.
Margate, Florida
February 28, 2024

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)
Statement of Financial Condition
December 31, 2023

Assets	
Cash and cash equivalents	$ 3,347,617
Cash segregated under regulatory requirements (Note 6)	23,917
Receivables from clearing broker	3,401,058
Fees receivable	404,250
Forgivable loans receivable, net	340,000
Prepaid expenses	122,294
Receivable from affiliate, net	9,697
Deposit with clearing broker	281,502
Other assets	4,989
Total Assets	$ 7,935,324
Liabilities and Member's Equity	
Liabilities:	
Commissions payable	$ 454,518
Accounts payable and accrued expenses	277,842
	732,360
Commitments and contingencies (Note 7)	
Member's equity	7,202,964
Total Liabilities and Member's Equity	$ 7,935,324

See accompanying notes to the financial statements.

CONFIDENTIAL

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)
Statement of Income
Year Ended December 31, 2023

Revenues	
Gains from riskless principal trading	$6,028,728
Commission revenue	2,595,224
Mutual fund fees	1,209,911
Interest income	1,086,304
Other	459,689
	11,379,856
Operating Expenses	
Commission expense	4,866,324
Salaries and benefits	2,640,722
Clearing charges	605,336
Occupancy	460,295
Data	299,056
Technology	198,687
Professional services	198,550
Business development	186,302
Regulatory	60,998
Other	2,447
	9,518,717
Net Income	$1,861,139

See accompanying notes to the financial statements.

CONFIDENTIAL

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

Statement of Changes in Member's Equity
Year Ended December 31, 2023

Balance, January 1, 2023	$5,341,825
Net Income	1,861,139
Balance, December 31, 2023	$7,202,964

See accompanying notes to the financial statements.

CONFIDENTIAL

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)
Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities:	
Net income	$ 1,861,139
Adjustments to net income to net cash provided by operating activities:	
Forgivable loans amortization	200,000
Changes in operating assets and liabilities:	
Receivables from clearing broker	847,308
Fees receivable	(65,000)
Prepaid expenses	172,535
Receivable from / payable to affiliate, net	(376,388)
Deposit with clearing broker	(13,325)
Other assets	(3,264)
Commissions payable	278,636
Accounts payable and accrued expenses	(92,518)
Net cash provided by operating activities	2,809,123
Net Increase in Cash	2,809,123
Cash, Cash Equivalents and Segregated Cash, Beg. of Year	562,411
Cash, Cash Equivalents and Segregated Cash, End of Year	$ 3,371,534
Reconciliation of the Cash Flow Statement	
Cash and cash equivalents	$ 3,347,617
Cash segregated under regulatory requirements	23,917
	$ 3,371,534

See accompanying notes to the financial statements.

CONFIDENTIAL

1. ORGANIZATION

Boreal Capital Securities, LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Boreal Capital Holdings USA, LLC (the "Parent"). The Parent is owned by Mora Banc Grup, S.A., an international bank based in Andorra. The majority of the Company's customers are primarily from Latin America. The Company was formed in 2011 as a limited liability company in accordance with the laws of the state of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") in conjunction with the Accounting Standards Codification (ASC) and the Financial Accounting Standards Board.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period and revenues and expenses during the year then ended. Such estimates include accrued expenses and bad debt reserves. The actual outcome could differ from those estimates.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's Net Capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, cash consists of deposits with banks and all highly liquid investments with maturities of three months or less that are not segregated and deposited for regulatory purposes. Cash and cash equivalents at December 31, 2023 was:

Cash in bank	$ 121,765
US Treasury bill	3,225,853
	$ 3,347,617

Clearing Arrangement

The Company has a clearing agreement with Pershing Clearing (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a deposit of $250,000. Such deposit is required to be retained by the Clearing Broker for the duration of the clearing arrangement and will be returned the Company, as long as the Company does not have obligations to the Clearing firm it cannot otherwise satisfy within a short period after the termination of the arrangement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company. The Company typically receives payment shortly after the Company has met the revenue recognition criteria.

With respect to commission income, the performance obligation is satisfied on trade date, and therefore revenue is recognized on trade date.

With respect to mutual fund fees, the Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive mutual fund fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Specifically, with respect to 12b-1 fees, such fees are recognized when services are provided and collection can be reasonably assured.

The Company earns interest and dividend income from its cash equivalents and securities owned, less interest expense on related transactions. Interest and dividend income are not within the scope of ASC Topic 606.

Forgivable Loan Receivable, Net

The Company may offer an incentive to newly hired brokers whereby an incremental amount is paid to these brokers for net new assets introduced to the Company in anticipation of the expected revenue to be generated from these assets. These payments are calculated and paid out when the brokers are hired, and promissory notes are issued against these payments, requiring that the broker remain in good standing with the Company for the life of the promissory note. If the broker violates the terms, the entire amount is immediately due for repayment to the Company. However, if the terms are met, the promissory note is forgiven at expiration. The Company records an asset for these promissory notes and amortizes them until expiration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These loans generally amortize over a contractual service period of 3 to 5 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from brokers that left the Company. A loan is placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Generally, loans with principal or interest payments that are more than 30 days past due are placed on non-accrual status. The amortized cost basis of these loans is written off against the allowance for credit losses when management deems the amount to be uncollectible.

Income Taxes
The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years beginning before 2020.

Credit Losses
ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified receivables from clearing brokers, forgivable loan receivables and other receivables (including, but not limited to, receivables related to securities transactions) as impacted by the new guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing brokers, forgivable loan receivables and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from clearing brokers, forgivable loan receivables and other receivables is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2023.

3. RELATED PARTIES

The Company has an expense sharing agreement with Boreal Capital Management, LLC (the “RIA”), a company related through common ownership. The RIA is a registered investment advisor under the SEC Investment Advisor Act of 1940. The Company and the RIA have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. During the year ended December 31, 2023, the Company incurred compensation and office related expenses with the RIA which amounted to $808,383 for such services and are reflected within their respective categories in the accompanying Statement of Income. Further, the Company may pay certain expenses on behalf of the RIA or otherwise loan funds to the RIA for normal cash flow purposes. Any amounts due or owed under these relationships are due on demand and bear no interest. As of December 31, 2023, the RIA owed the Company a net amount of $9,697 for such transactions.

4. RECEIVABLE FROM CLEARING BROKER

The Company clears its customers’ transactions on a fully disclosed basis with the Clearing Broker. Pursuant to its clearing agreement, the Company is required to maintain a certain minimum capital with the Clearing Broker, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company’s clearing activities. At December 31, 2023, the Company had $3,401,058 due from its clearing broker for operations.

5. FORGIVABLE LOANS RECEIVABLE, NET

During the year ended December 31, 2023, the forgivable loans receivable, net balance had the following activity:

Balance, beginning of year	$	540,000
Plus: new loans given		-
Less: loan amortization		(200,000)
Balance, end of year	$	340,000

To date, the Company has not experienced any losses on loans not forgiven.

6. INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The accounting standard for fair value, which provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Cash equivalents - US Treasury bill	$ 3,225,853	$ -	$ -	$ 3,225,853
Equities	-	-	-	-
Options	-	-	-	-
	$ 3,225,853	$ -	$ -	$ 3,225,853

7. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission’s Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $250,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1 (and the rule of the “applicable” exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2023, the Company’s Net Capital was $6,317,579 and the required Net Capital was $250,000. At December 31, 2023, the Company’s ratio of Aggregate Indebtedness to Net Capital was 0.12 to 1.

7. REGULATORY REQUIREMENTS (CONTINUED)

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

The Company engages in commission rebate/recapture arrangements with institutional customers. In connection with this activity, and in accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the benefit of customers. As of December 31, 2023, cash of $23,917 has been segregated in such account. Commissions paid out under such arrangement are included in Commission on the Statement of Operations.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Securities held by these financial institutions did not exceed SIPC limits at December 31, 2023. The Company did not have any cash in excess of federally insured limits at December 31, 2023.

9. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 28, 2024, the date the financial statements were available to be issued. There were no subsequent events requiring disclosure in these financial statements.

SUPPLEMENTAL INFORMATION

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Member's Equity	$ 7,202,964
Less: Non-allowable Assets	
Fees receivable	404,250
Forgivable loans receivable, net	340,000
Prepaid expenses	122,294
Receivable from affiliate, net	9,697
Other assets	4,989
	881,230
Tentative Net capital	6,321,734
Less: Currency haircuts	(4,155)
Net capital	6,317,579
Less: Required Net Capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	(250,000)
Excess Net capital	$ 6,067,579
Excess Net capital at 120%	$ 6,017,579
Computation of Aggregate Indebtedness	
Commissions payable	$ 454,518
Accounts payable and accrued expenses	277,842
	$ 732,360
Ratio of Aggregated Indebtedness to Net Capital	0.12 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)
There are no material differences between the computation of Net Capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2023, as amended.

See Report of Independent Registered Public Accounting Firm.

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 with respect to the Company’s other business activity of riskless principal proprietary trading.

See Report of Independent Registered Public Accounting Firm.

CONFIDENTIAL

Boreal Capital Securities, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 with respect to the Company’s other business activity of riskless principal proprietary trading.

See Report of Independent Registered Public Accounting Firm.

CONFIDENTIAL

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of **Boreal Capital Securities, LLC:**

We have reviewed management's statements, included in the accompanying Exemption Report , in which (1) **Boreal Capital Securities, LLC** identified the following provision(s) of 17 C.F.R. §15c3-3(k) under **Boreal Capital Securities, LLC** claimed the following exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) and (2) **Boreal Capital Securities, LLC** stated that **Boreal Capital Securities, LLC** met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to riskless principal proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Boreal Capital Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Boreal Capital Securities, LLC**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, Inc.
Margate, Florida
February 28, 2024

BOREAL CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Boreal Capital Holdings USA, LLC)
Exemption report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
Year Ended December 31, 2023

Boreal Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii), and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception, and

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to riskless principal proprietary trading and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Boreal Capital Securities, LLC
I, Joaquin Frances, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Chief Executive Officer
February 28, 2024